

November 14, 2014

Via E-mail
Mr. Roger Ondreko
Chief Financial Officer
Synthesis Energy Systems, Inc.
Three Riverway, Suite 300
Houston, TX 77056

> **Re:** **Synthesis Energy Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2014**
> **Filed September 12, 2014**
> **File No. 1-33522**

Dear Mr. Ondreko:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Critical Accounting Policies, page 45
ZZ Joint Venture Plant Impairment Analysis, page 46

1. We note that you performed an asset impairment analysis of the ZZ Joint Venture plant. Please tell us and revise future filings to disclose when you performed your asset impairment analysis.

2. We note your disclosure that there were no significant changes during the year ended June 30, 2014. We also note your disclosure on page 16 which indicates that the existing Xuejiao coke oven facility may be permanently shut down in the next three to four years.

Please tell us and revise future disclosures to discuss whether this triggered an impairment analysis and, if so, what the outcome of such an analysis was.

Item 8. Financial Statements and Supplementary Data, page 48

Report of Independent Registered Public Accounting Firm, page 49

3.   Please amend your filing to include an audit opinion which encompasses all of the financial statements included in your filing. In this regard, we note that your audit opinion refers to "… the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity and cash flows for the year then ended." However, you have included more than one year of financial statements. We note the same terminology was used in the concluding paragraph of the audit opinion. Additionally, please ensure that your independent auditor properly references the city and state where the audit report was issued. Please refer to Rule 2-02 (a) of Regulation S-X. We remind you to also include currently dated certifications that refer to the amended form.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Melinda J. Hooker at (202) 551-3732 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief